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                           October 23, 2023

       Rajeev Goel
       Chief Executive Officer
       PubMatic, Inc.
       601 Marshall Street
       Redwood City, CA 94063

                                                        Re: PubMatic, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 11, 2023
                                                            File No. 001-39748

       Dear Rajeev Goel:

              We have reviewed your October 11, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 46

   1. We note from your response to prior comment 1 that payments under the Vesting
                                                        Agreements require
continued employment with the company and are subject to forfeiture upon termination.
Considering such arrangements require continued employment and the amounts will be
paid in cash, it remains unclear how such charges are not a normal, recurring cash
operating expenses. Accordingly, please remove these adjustments from your non-GAAP measures.
 Rajeev Goel
FirstName LastNameRajeev Goel
PubMatic, Inc.
Comapany
October 23,NamePubMatic,
            2023         Inc.
October
Page 2 23, 2023 Page 2
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology